Exhibit 99.3

Auris Medical Provides Business and Strategy Update and Reports First Quarter 2018 Financial Results

•	Expansion of intranasal betahistine program into mental health supportive care

•	Initiating project AM-201 for the treatment of histaminergic receptor mediated weight gain and drowsiness in patients treated with antipsychotic medications

•	Positive scientific advice from EMA on development plan and regulatory pathway for AM-111

Zug, Switzerland, May 15, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today provided a business and strategy update and announced financial results for the first quarter ended March 31, 2018. As part of the strategy update, the Company announced the expansion of its intranasal betahistine AM-125 development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 the Company will develop intranasal betahistine for the treatment of histaminergic receptor mediated weight gain and drowsiness (somnolence), which are major side effects of many antipsychotic drugs.

“Obesity and related metabolic disorders are major issues in the treatment of mental illnesses like schizophrenia or bipolar disorder, arising largely as adverse side effects from the use of antipsychotic drugs”, commented John W. Newcomer, MD, Professor of Integrated Medical Science at the Charles E. Schmidt College of Medicine, Florida Atlantic University, Boca Raton. “Increased rates of diabetes, dyslipidemia, and cardiovascular disease observed in this patient population are known complications of antipsychotic treatment, particularly with those medications that produce the largest adverse effects on body weight. Histamine plays a key role in the brain’s regulation of food intake and energy expenditure, and antipsychotic drugs with higher risk for weight gain block histamine H1 receptors – therefore, histamine receptors have become a promising target for modifying antipsychotic-induced weight gain and metabolic risk, with accumulating preclinical and clinical evidence to support this approach.”

“We are very excited to launch the development of intranasal betahistine for mental health supportive care indications“, stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “For decades betahistine has been a cornerstone treatment for vertigo in many countries around the world, but its clinical utility has been limited due to the poor bioavailability associated with the oral administration route. Previous clinical research with oral betahistine, which acts as an H1 receptor agonist, also suggested therapeutic benefits in the treatment of antipsychotic induced weight gain. With intranasal delivery we can significantly improve betahistine’s bioavailability, which we expect to translate into enhanced treatment outcomes in both indications. We believe that the AM-201 program will be highly synergistic to the AM-125 program and represents a natural extension into an attractive therapeutic area.” Auris Medical plans to provide further details on the AM-201 program through a KOL call in early June 2018.

As the Company focuses on advancing its AM-125 and AM-201 programs with intranasal betahistine, it plans to move forward with its late-stage programs AM-111 for the treatment of acute inner ear hearing loss and AM-101 for the treatment of acute inner ear tinnitus through strategic partnering and with non-dilutive funding. In line with this strategy, the Company is reducing the level of operating expenses, which we believe will result in a further and marked reduction of the cash burn rate.

Development Program Updates

AM-125 for Vertigo

•	Completed oral dosing arm of second Phase 1 clinical trial in healthy volunteers. The first part of the study with administration of escalating doses of oral betahistine up to 384 mg has been completed. Pharmacokinetic data from this part are expected to provide further support for bridging to existing safety data with oral betahistine. In the second part of the study intranasal betahistine will be administered to determine the maximum tolerated dose with single and repeated dosing and generate additional data on bioavailability in humans. An earlier single dose Phase 1 clinical trial with intranasal betahistine up to 40 mg had shown a relative bioavailability which was 20-40 times higher compared with plasma levels in an independent Phase 1

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 · www.aurismedical.com clinical trial with oral betahistine at 3 x 48 mg/day.1 Results from the second Phase 1 trial are expected to become available in the third quarter of 2018.

•	Initiated preparations for Phase 2 clinical trial in vertigo. The Company is planning to start a randomized controlled Phase 2 trial in patients suffering from acute surgery-induced vertigo towards the end of 2018. The preparations will include, among others, discussions with health authorities for validation of the study design, additional toxicology testing, as well as further pharmaceutical development work.

•	Expanded patent estate related to betahistine. The Company acquired two US patents related to the use of betahistine for treating weight gain induced by the antipsychotic drug olanzapine – US patent 7,728,015 “Compositions for weight management” and US patent 7,737,165 ''Methods of reducing weight gain associated with olanzapine treatment".

AM-111 for Acute Inner Ear Hearing Loss

•	Reported the publication of a peer-reviewed review article entitled "Preclinical and clinical otoprotective applications of cell-penetrating peptide D-JNKI-1 (AM-111)" in Hearing Research, one of the leading journals in the otorhinolaryngology field. The publication reviews AM-111’s mechanism of action, pharmacokinetics and therapeutic applications.

•	Received positive Scientific Advice (Protocol Assistance) from the European Medicines Agency (EMA) related to the development plan and regulatory pathway for AM-111. The Scientific Advice had been requested by the Company following the results of the HEALOS Phase 3 trial. The Agency endorsed the proposed design for a single pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss design, the choice of efficacy and safety endpoints, as well as the statistical methodology. In addition, the EMA provided important guidance on the regulatory path forward and the maintenance of AM-111's orphan drug designation.

•	Preparing for FDA consultation. The Company plans to request a Type C meeting with the FDA to discuss the development and regulatory path forward.

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Conducted in-depth analyses of full outcomes from the TACTT3 trial. On March 13, 2018 the Company reported that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. Further investigation of the trial’s outcomes confirmed these preliminary results. The Company believes that the lack of separation between the active- and placebo-treated groups may be due to certain elements of the study design and conduct.

•	Evaluating next steps with AM-101. Given the strong unmet medical need and in view of the positive data from non-clinical studies, two Phase 2 trials and the two open label AMPACT trials, the Company is assessing measures to address the issues arising in both TACTT trials and how best to advance the program.

Corporate Developments

•	Regained compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market following a “reverse share split” at a ratio of 10-for-1 of the Company’s common shares effectuated through the consummation of the merger with a wholly-owned subsidiary, effective March 13, 2018. At the end of the first quarter 2018 the Company had a total of 6,117,388 common shares outstanding.

1 The overall design of that trial is described in Barak et al. (2016), Journal of Psychopharmacology 30(3): 237-241.

•	Renewed the equity line with Lincoln Park Capital, LLC (LPC). On May 2, 2018, the Company entered into a new equity line for up to $10 million with LPC. The previous equity line with LPC had been terminated upon the Company’s merger with one of its subsidiaries in order to effect the reverse share split.

•	Made an early repayment in April 2018 of $5 million principal amount outstanding under a loan and security agreement with Hercules Capital, Inc. In return, the agreement was amended to remove the liquidity covenant of $5 million. The repayment will reduce the Company's annual interest expense by more than $0.5 million.

First Quarter 2018 Financial Results

•	Cash and cash equivalents at March 31, 2018 totaled CHF 12.7 million. In January 2018 the Company effected a direct registered offering of 12.5 million common shares at a price of $0.44 per share,[2] which resulted in net proceeds of CHF 4.6 million.

•	Total operating expenses for the first quarter of 2018 were CHF 4.3 million compared to CHF 7.4 million for the first quarter of 2017.

•	Research and development expenses for the first quarter of 2018 were CHF 2.9 million compared to CHF 6.0 million for the first quarter of 2017.

•	General and administrative expenses for the first quarter of 2017 were CHF 1.4 million compared to CHF 1.4 million for the first quarter of 2017.

•	Net loss for the first quarter of 2018 was CHF 1.7 million, or CHF 0.30 per share, compared to CHF 8.4 million, or CHF 2.15 per share, for the first quarter of 2017.[3]

The Company continues to expect that its operating expenses in 2018 will be in the range of CHF 10 to 12 million.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to present the first quarter 2018 financial results and to provide a business and strategy update today, May 15, 2018, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-866-575-6539 (USA) or +1-323-794-2575 (International), and enter passcode 8957322. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and mental disorders supportive care. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). This program is currently in Phase 1. In addition Auris Medical has two Phase 3 programs under development: AM-111 for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”,

2 1.25 million shares at a price of $4.40 per share adjusted for subsequent reverse stock split.

3 Loss per share for first quarter 2017 adjusted for subsequent reverse stock split.

“expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350

investors@aurismedical.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Three Months Ended March 31, 2018 and 2017 (in CHF)

	THREE MONTHS ENDED MARCH 31
	2018	2017
Research and development	(2,943,221)	(5,981,419)
General and administrative	(1,360,714)	(1,425,491)
Operating loss	(4,303,935)	(7,406,910)
Interest income	—	31,297
Interest expense	(348,927)	(421,435)
Foreign currency exchange loss, net	(88,290)	(338,160)
Revaluation gain from derivative financial instruments	3,300,696	233,123
Transaction costs	(313,760)	(506,234)
Loss before tax	(1,754,216)	(8,408,319)
Income tax gain	8,726	8,191
Net loss attributable to owners of the Company	(1,745,490)	(8,400,128)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00	280,801	227,827
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00	15,135	19,925
Other comprehensive income, net of taxes of CHF 0	295,936	247,752
Total comprehensive loss attributable to owners of the Company	(1,449,554)	(8,152,376)

Basic and diluted loss per share	(0.30)	(2.15)
Average weighted number of shares outstanding, adjusted for effect of reverse stock split	5,742,978	3,904,881

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Financial Position

(in CHF)

	MARCH 31, 2018	DECEMBER 31, 2017

ASSETS
Non-current assets
Property and equipment	229,450	252,899
Intangible assets	1,629,100	1,629,100
Other non-current financial receivables	76,710	76,710
Total non-current assets	1,935,260	1,958,709

Current assets
Other receivables	370,001	241,281
Prepayments	832,033	652,913
Cash and cash equivalents	12,653,690	14,973,369
Total current assets	13,855,724	15,867,563

Total assets	15,790,984	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	122,348	19,349,556
Share premium	136,332,888	114,648,228
Foreign currency translation reserve	(17,912)	(33,047)
Accumulated deficit	(137,850,994)	(136,126,946)
Total shareholders (deficit)/equity attributable to owners of the Company	(1,413,670)	(2,162,209)

Non-current liabilities
Loan	4,414,950	5,584,297
Derivative financial instruments	1,019,813	1,836,763
Employee benefits	1,734,689	1,962,970
Deferred tax liabilities	170,083	178,809
Total non-current liabilities	7,339,535	9,562,839

Current liabilities
Loan	4,226,770	4,542,109
Trade and other payables	1,355,721	1,200,820
Accrued expenses	4,282,628	4,682,713
Total current liabilities	9,865,119	10,425,642
Total liabilities	17,204,654	19,988,481
Total equity and liabilities	15,790,984	17,826,272